UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

13 December 2013

Telecom Corporation of New Zealand Limited (“Telecom”)

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(Translation of registrant’s name into English)

New Zealand

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(Jurisdiction of incorporation or organization)

     Level 2, Telecom Place 167 Victoria Street West Auckland New Zealand

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Stock Exchange Announcement – Notification of Allotment of Securities – Telecom Share Rights Scheme 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited
Date: 13 December 2013	By:	/s/ Silvana Roest
	Name:	Silvana Roest
	Title:	Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

13 December 2013

NOTIFICATION OF ALLOTMENT OF SECURITIES

For the purposes of Listing Rule 7.12.1 of the NZSX Listing Rules, Telecom Corporation of New Zealand Limited advises that the following securities have been issued pursuant to its Share Rights Scheme 2012:

7.12.1

a) Class of Security: Share rights to acquire ordinary shares ISIN: NZTELE0001S4

b)	Number of Securities issued: 100,000

c)	Issue price: No consideration is payable for the issue of the share rights

d)	Payment terms: N/A

e)	Amount paid up: N/A

f)	Percentage of total Class of Securities issued: 4.4591% of share rights pursuant to the

Telecom Share Rights Scheme 2012

g) Reason for issue: Issue of share rights pursuant to the Telecom Share Rights Scheme 2012

h)	Authority for issue: Board resolution dated 6 December 2013

i)	Terms of issue: Issue of share rights to acquire ordinary shares pursuant to the Telecom

Share Rights Scheme 2012

j) Total number of Securities of Class after issue: 2,342,625 share rights issued pursuant to the Telecom Share Rights Scheme 2012

l) Date of issue: 13 December 2013

Yours faithfully

Silvana Roest Company Secretary